SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on November 17, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one (1) share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

Subsequent Events

On November 3, 2009, subsequent to the signing of the Merger Agreement on November 2, 2009 and in connection with the provision of the Merger Agreement that allows Diedrich to furnish information to, and conduct negotiations with, third parties until November 23, 2009 (the “Go-Shop”), Houlihan Lokey began contacting 33 parties, of which 23 were strategic parties and 10 were financial parties. Houlihan Lokey completed its initial calls in connection with the Go-Shop on November 5, 2009.

Of the parties contacted, 30 did not execute a confidentiality agreement or perform any due diligence. Of the three parties that signed a confidentiality agreement, Company B was not qualified by Diedrich’s Special Committee based on its financial wherewithal. As a result, Diedrich did not countersign the confidentiality agreement executed by Company B or provide Company B with non-public information.

On November 4, 2009, Houlihan Lokey contacted Green Mountain Coffee Roasters, Inc. (“GMCR”), which was previously referred to in this Statement as “Company A.” Houlihan Lokey had follow-up discussions with GMCR’s financial advisors on November 11, 2009, during which it was indicated that GMCR was considering its response to the transactions contemplated by the Merger Agreement, and on November 18, 2009, during which it was indicated that a competing proposal was forthcoming from GMCR. Such competing proposal, described in greater detail below, was received later that afternoon. On November 20, 2009, GMCR executed a confidentiality agreement with Diedrich and was provided access to certain non-public information. Later that day, GMCR began to perform a detailed level of due diligence.

On November 5, 2009, Houlihan Lokey received an inbound call from Company C. Between November 9, 2009 and November 13, 2009, Houlihan Lokey had discussions with Company C regarding the form of confidentiality agreement that Company C would be required to execute. Ultimately, Diedrich’s Special Committee determined that it would not be in the best interest of Diedrich or its stockholders to continue discussions with Company C or to provide access to due diligence materials.

On November 10, 2009, Company D executed a confidentiality agreement with Diedrich. Company D was provided with access to certain non-public information and performed a cursory level of due diligence on November 13, 2009. As of November 22, 2009, Company D had not provided any indication that it would be submitting an acquisition proposal.

On November 13, 2009, Company E executed a confidentiality agreement with Diedrich. Company E was provided with access to certain non-public information and performed a moderate level of due diligence. On November 17, 2009, Company E indicated that it did not intend to submit an acquisition proposal.

On November 23, 2009, Diedrich issued a press release announcing that it received a revised offer from Peet’s the prior evening, offering to pay to Diedrich’s stockholders a combination of $19.80 in cash and 0.321 of a share of Peet’s common stock for each share of Common Stock tendered and accepted in the Offer, representing total consideration of $32.00 per share based on the closing price of Peet’s common stock on November 20, 2009 of $38.00 per share. The stock component of the revised purchase price is based on a fixed exchange ratio, so the value of that component will increase or decrease with changes in the market price of Peet’s common stock.

Peet’s submitted its revised offer in response to a binding offer received by Diedrich from GMCR to enter into a merger transaction pursuant to which GMCR would acquire all of the outstanding shares of Common Stock for $30.00 per share in cash (the “GMCR Proposal”). A merger agreement signed by GMCR that contains substantially the same terms (other than the amount and form of consideration) as the Merger Agreement was included with the GMCR Proposal. A complete copy of the press release issued by Diedrich is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

Diedrich also announced that, after reviewing the GMCR Proposal, the board of directors of Diedrich (the “Board”) had determined that it constituted a “Superior Proposal” (as defined in the Merger Agreement) to the terms of the Merger Agreement. As required under the terms of the Merger Agreement, on November 20, 2009, Diedrich transmitted to Peet’s notice of the Board’s determination. Under the terms of the Merger Agreement, Peet’s has until 5:00 p.m., Pacific Time, on Friday, November 27, 2009 to negotiate with Diedrich to amend the Merger Agreement or the Offer in a manner that the Board determines is at least as favorable to Diedrich’s stockholders as the GMCR Proposal. As part of those negotiations, Peet’s has submitted the revised offer described above to Diedrich.

In light of the different forms of consideration in the Peet’s proposal and the GMCR Proposal, the Board is analyzing the two proposals to determine whether the GMCR Proposal continues to be a Superior Proposal to the terms of the Merger Agreement and the Offer as amended by the proposal received from Peet’s. Diedrich intends to make an announcement promptly after a determination is reached by the Board.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description
(a)(8)	Press Release issued by Diedrich Coffee, Inc. on November 23, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2009
DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer